SCHEDULE 13D

Amendment No. 6
Fidelity Private Credit Fund
Class I Common Shares
Cusip # 31634E306

Date of Event Which Requires Filing of This Statement;
September 28, 2023

Cusip # 31634E306
Item 1:	Reporting Person - FMR LLC
Item 2: (a)  [ ]
        (b)  [ ]
Item 4:	WC
Item 6:	Delaware
Item 7:	1,632,444.578
Item 8:	None
Item 9:	1,632,444.578
Item 10: None
Item 11: 1,632,444.578
Item 13: 13.972%
Item 14: HC


Cusip # 31634E306
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	1,632,444.578
Item 10: None
Item 11: 1,632,444.578
Item 13: 13.972%
Item 14: IN

This statement constitutes Amendment No. 6 ("Amendment No. 6") to the
Schedule 13D originally filed with the Securities and Exchange Commission on March 23, 2023 (the "Original Schedule 13D"), which Original Schedule
13D was amended by Amendment No. 1 on April 26, 2023, and was amended by Amendment No. 2 on May 26, 2023, and was amended by Amendment No. 3 on July 13, 2023, and was amended by Amendment No. 4 on July 28, 2023, and was amended by Amendment No. 5 on August 28, 2023, and relates to the Class I Common Shares, of Fidelity Private Credit Fund, a Delaware statutory trust (the "Issuer"), which has its principal executive offices at 245 Summer Street, Boston, MA, 02210 (the "Company").


Except as specifically amended by this Amendment No. 6, the
Schedule 13D is unchanged.


Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) The information contained on the cover page of this Schedule 13D is incorporated herein by reference. As of the date hereof, FMR Reporters directly own 1,632,444.578 issued and outstanding Class I common Shares representing 13.972% of the total amount of Class I Common Shares and have the sole power to vote and dispose of such shares.
(c)Except as described herein, no transactions in Class I Common Shares were effected during the past 60 days by the FMR Reporters.
(d)To the best knowledge of the FMR Reporters, no person other than the FMR Reporters have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the FMR Reporters identified in this Item 5.
(e) Not applicable.


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on September 28, 2023, agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of the Class I Common Shares of Fidelity Private Credit Fund at September 28, 2023.

FMR LLC

By /s/ Stephanie J. Brown
Stephanie J. Brown
Duly authorized under Power of Attorney effective as of January 3, 2023, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

Abigail P. Johnson

By /s/ Stephanie J. Brown
Stephanie J. Brown
Duly authorized under Power of Attorney effective as of January 26, 2023, by and on behalf of Abigail P. Johnson**

* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 10, 2023, accession number:
0000315066-23-000003.

** This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 31, 2023, accession number:
0000315066-23-000038.